AMENDED ARTICLES OF INCORPORATION

OF

TECHAPP SOLUTIONS, INC.

1.

Name of Corporation: TECHAPP SOLUTIONS, INC.

2.

Registered Agent for Service of Process:

[x]  Commercial Registered Agent:

INCORP SERVICES, INC.

3.

Authorized Stock: (number of shares Corporation is authorized to issue)

Number of shares with par value:  75,000,000

Par value per share:  $.001

Number of shares without par value:  0

A.        COMMON STOCK: The aggregate number of shares of common stock (the “Common Stock”) authorized to be issued by this Corporation shall be 70,000,000, with a par value of $0.001 per share.  Each share of issued and outstanding Common Stock shall entitle the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the Common Stock, as well as in the net assets of the corporation upon liquidation or dissolution.

B.         PREFERRED STOCK:  The Corporation is authorized to issue 5,000,000 shares of $0.001 par value preferred stock (the “Preferred Stock”).  The Board of Directors is expressly vested with the authority to divide any or all of the Preferred Stock into series in addition to those set forth below and to fix and determine the relative rights and preferences of the shares of each series so established, provided, however, that the rights and preferences of various series may vary only with respect to:

(a)        the rate of dividend;

(b)        whether the shares may be called and, if so, the call price and the terms and conditions of call;

(c)        the amount payable upon the shares in the event of voluntary and     involuntary liquidation;

(d)      sinking fund provisions, if any, for the call or redemption of the shares;

(e)       the terms and conditions, if any, on which the shares may be converted;

(f)       voting rights; and

   (g)       whether the shares will be cumulative, noncumulative or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

            The Board of Directors shall exercise the foregoing authority by adopting a resolution setting forth the designation of each series and the number of shares therein, and fixing and determining the relative rights and preferences thereof.  The Board of Directors may make any change in the designation, terms, limitations and relative rights or preferences of any series in the same manner, so long as no shares of such series are outstanding at such time.

            Within the limits and restrictions, if any, stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series, the Board of Directors is authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of such series.  In case the number of shares of any series shall be so decreased, the share constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

4.

Names and Addresses of the Board of Directors/Trustees:

Karim Rawji,

115 W. California Blvd., #553 Pasadena, California 91105

5.

Purpose (optional)

6.

Name, Addresses and Signature of Incorporator:

Karim Rawji, 115 W. California Blvd., #553 Pasadena, California 91105

/s/:Karim Rawji

7.

Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above-named Entity.

X Cindy Luong on behalf of Incorp Services, Inc.

11/4/2010

Authorized Signature of Registered Agent or On Behalf

Date

Registered Agent Entity